Mail Stop 7010

      August 22, 2005

via U.S. mail and facsimile

Mr. Joseph P. Schneider
LaCrosse Footwear, Inc.
18550 NE Riverside Parkway
Portland, Oregon 97230

      Re:	LaCrosse Footwear, Inc.
		Form 10-K for the year ended December 31, 2004
      Filed March 25, 2005
      Forms 10-Q for the periods ended March 26, 2005 and June 25,
2005
      File No. 0-23800

Dear Mr. Schneider:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff
Accountant,
at (202) 551-3737 or, in her absence, to the undersigned at (202)
551-3768.

								Sincerely,



								John Cash
								Accounting Branch Chief
Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE